August 29, 2025

Chris Showalter
Chief Executive Officer
Lifezone Metals Limited
2nd Floor, St. George   s Court
Upper Church Street
Douglas, Isle of Man, IM1 1EE

       Re: Lifezone Metals Limited
           Registration Statement on Form F-3
           Filed August 22, 2025
           File No. 333-289809
Dear Chris Showalter:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Mark L. Mandel, Esq.